                                    SOUTHERN CALIFORNIA EDISON COMPANY AND CONSOLIDATED UTILITY-RELATED SUBSIDIARIES

                                                            RATIOS OF EARNINGS TO FIXED CHARGES

                                                                 (Thousands of Dollars)

                                                                 Year Ended December 31,
                                          ---------------------------------------------------------------------------
                                              2000         2001         2002         2003        2004        2005
                                          -----------   ----------   ----------   ----------  ----------   ----------

EARNINGS BEFORE INCOME TAXES
  AND FIXED CHARGES:

Income before interest expense (1)       $(2,478,036)  $4,850,848   $2,473,121   $1,727,267  $1,767,449   $1,414,472
Add:
  Rentals (2)                                  2,905        2,128        1,240          638         776        1,313
  Allocable portion of interest
      on long-term Contracts for
      the purchase of power (3)                1,699        1,659        1,616        1,568       1,515        1,457
  Amortization of previously capitalized
      fixed charges                            1,390        1,083        1,440        1,638       1,405        1,579
                                          -----------   ----------   ----------  ----------  ----------   ----------
Total earnings before income
  taxes and fixed charges (A)            $(2,472,042)  $4,855,718   $2,477,417   $1,731,111  $1,771,145   $1,418,821
                                          ===========   ==========   ==========  ==========   =========    =========

FIXED CHARGES:
  Interest and amortization              $   571,760   $  784,858   $  584,442   $  451,792  $  399,169   $  370,650
  Rentals (2)                                  2,905        2,128        1,240          638         776        1,313
  Capitalized fixed charges -
      nuclear fuel (4)                         1,538          756          520           97         839        1,075
  Allocable portion of interest on
      long-term contracts for
      the purchase of power (3)                1,699        1,659        1,616        1,568       1,515        1,457
                                          -----------   ----------   ----------  ----------  ----------   ----------
Total fixed charges (B)                  $   577,902   $  789,401   $  587,818   $  454,095  $  402,299   $  374,495
                                          ===========   ==========   ==========  ==========  ==========   ==========

RATIO OF EARNINGS TO
  FIXED CHARGES (A) / (B):                     (4.28)(5)     6.15         4.21         3.81        4.40         3.79
                                          ===========   ==========   ==========  ==========  ==========   ==========

(1)   Includes allowance for funds used during construction and accrual of unbilled revenue.

(2)   Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals.

(3)   Allocable portion of interest included in annual minimum debt service requirement of supplier.

(4)   Includes fixed charges associated with Nuclear Fuel.

(5)   Ratio for 2000 is less than 1.00. In 2000, SCE needed an additional $3,049,944,000 in earnings before income taxes and fixed charges to achieve a 1.00 ratio.